UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                         MAGELLAN HEALTH SERVICES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    559079207
                              --------------------
                                 (CUSIP Number)

                                December 31, 2005
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 559079207


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Quaker Capital Management Corporation
         -----------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)
                  ------
         (b)        X
                  ------

3.       SEC Use Only
                           --------------------------------------------

4.       Citizenship or Place of Organization           Pennsylvania
                                                        --------------

Number of         5.       Sole Voting Power            1,495,800
  Shares                                                --------------
Beneficially      6.       Shared Voting Power          356,645
  Owned by                                              --------------
Each Reporting    7.       Sole Dispositive Power       1,495,800
    Person                                              --------------
         With:    8.       Shared Dispositive Power     356,645
                                                        --------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,852,445
         ----------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                     --------

         The Reporting Person disclaims beneficial ownership of 1,846,745 shares owned by its clients.

11.      Percent of Class Represented by Amount in Row (9)

                                                     5.07%
                                                   --------

12.      Type of Reporting Person                     IA
                                                   --------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 559079207

Item 1.

         (a)      Name of Issuer

                  MAGELLAN HEALTH SERVICES, INC.
                  ------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  55 Nod Road, Avon, Connecticut 06001
                  ------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  ------------------------------------------------------

         (b)      Address of Principal Business Office or, if none, Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  ------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania Corporation
                  ------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  ------------------------------------------------------

         (e)      CUSIP Number

                  559079207
                  ------------------------------------------------------


                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 559079207

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)       /   / Broker of dealer registered under section 15 of the Act;

     (b)       /   / Bank as defined in section 3(a)(6) of the Act;

     (c)       /   / Insurance company as defined in section 3(a)(19) of the
                     Act;

     (d)       /   / Investment company registered under section 8 of the
                     Investment Company Act of 1940;

     (e)       / X / An investment adviser in accordance with
                     ss.240.13d-1(b)(l)(ii)(E);

     (f)       /   / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)       /   / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)       /   / A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

     (i)       /   / A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940;

     (j)       /   / Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.           Ownership
                  ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,846,745 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting

                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 559079207

                  Person and/or its principals and employees own 5,700 shares of the Common Stock of the Issuer.

         (b) The shares covered by this report represent 5.07% of the Common Stock of the Issuer.

         (c) The Reporting Person has shared voting and dispositive power over 356,645 shares and sole voting and dispositive power over 1,490,100 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 5,700 shares owned by the Reporting Person and/or its principals and employees.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                    ----------

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person

                  1,846,745 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification


                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 559079207

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   QUAKER CAPITAL MANAGEMENT CORPORATION


                                        February 14, 2006
                                        -----------------------------------
                                                                    Date



                                        /s/ Mark G. Schoeppner
                                        -----------------------------------
                                                               Signature



                                        Mark G. Schoeppner, President
                                        -----------------------------------
                                                              Name/Title



                               Page 6 of 6 Pages